Catherine S. Gallagher   cgallagher@velaw.com

Tel +1.202.639.6544  Fax +1.202.879.8985

June 23, 2014

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Justin Dobbie, Legal Branch Chief

Re:	Höegh LNG Partners LP

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted May 16, 2014

CIK No. 0001603016

Ladies and Gentlemen:

This letter sets forth the response of Höegh LNG Partners LP (the “Registrant”) to the comment letter dated June 3, 2014 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Draft Registration Statement on Form F-1 submitted on May 16, 2014 (the “Registration Statement”). On behalf of the Registrant, we have confidentially submitted a revised draft of the Registration Statement (the “Revised Registration Statement”) today via EDGAR. Also included are certain exhibits to the Revised Registration Statement. In order to facilitate your review, we have repeated the Staff’s comments (the “Comments”) below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Revised Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	2200 Pennsylvania Avenue NW, Suite 500 West Washington, DC 20037-1701 Tel +1.202.639.6500 Fax +1.202.639.6604 www.velaw.com

Securities and Exchange Commission June 23, 2014 Page 2

Summary, page 1

Our Relationship with Höegh LNG, page 3

1.	We note your response to our prior comment 5 and reissue in part. Please revise to qualify your statement regarding Höegh LNG being “one of the most experienced operators of LNG carriers” as your belief.

Response: The Registration Statement has been revised as requested. Please see pages 3 and 153 of the Revised Registration Statement.

Business Strategies, page 5

2.	We note your response to our prior comment 8 and the information you have provided in support of your assertion that Höegh LNG is “a leader in the industry.” Your response, however, does not provide support for the statement in the third bullet point in this section regarding Höegh LNG’s “leading market position.” Please provide us with support for this statement or revise your disclosure to be consistent with other similar statements in the prospectus.

Response: The Registration Statement has been revised to remove the references to “leading market”. Please see pages 5 and 156 of the Revised Registration Statement.

Use of Proceeds, page 60

3.	We note that Höegh LNG will be receiving incentive distribution rights as partial consideration for the interests in the entities that own the vessels in your initial fleet. Please revise the first sentence of the third paragraph to disclose the value of these incentive distribution rights and revise the remainder of the sentence as applicable.

Response: The Registrant notes that the incentive distribution rights (“IDRs”) are not entitled to receive any cash distributions from the Registrant until such time, if ever, as the Registrant’s cash distributions on the outstanding common and subordinated units reach certain thresholds in accordance with the Registrant’s amended and restated agreement of limited partnership, as described on page 90 of the Registration Statement under the caption “Incentive Distribution Rights.” Accordingly, the value of the IDRs is assumed to be zero

Securities and Exchange Commission June 23, 2014 Page 3

upon completion of the offering and until such time as the IDRs become entitled to receive any cash distributions. The Registration Statement has been revised to state that the assumed value of the IDRs is zero. Please see page 61 of the Revised Registration Statement.

4.	Please refer to the fourth paragraph. We note that you will not be obtaining an independent third-party valuation regarding the cost of your initial fleet. We also note that Höegh LNG and the underwriters may have interests which differ from those of your investors. Please revise the Risk Factors section on page 23 to add a risk factor which discloses this fact and discusses any associated risks to investors.

Response: The Registration Statement has been revised as requested. Please see page 55 of the Revised Registration Statement.

Summary of Significant Forecast Assumptions - Höegh LNG Partners LP, page 73

Time Charter Revenue, page 73

5.	We note your response to our prior comment 22 and reissue in part. Key assumptions should be described so investors have a clear understanding of the basis for and limitations of the forecasted results of operations. Refer to Item 10(b)(3)(i) of Regulation S-K. In this regard, please revise the discussion of time charter revenue to discuss the assumed hire rate payable under the time charter related to the PGN FSRU Lampung which was used to compute your time charter revenues for the twelve month period ending June 30, 2015 or explain why you believe such information is not necessary to facilitate investor understanding of the forecasts. Please revise the Time Charter Revenues section on page 75 in a similar manner.

Response: As the Registrant noted in its response to prior comment 22, the charter agreements, including individual vessel hire rates thereunder, are the subject of a confidential treatment request that has been submitted to the Commission. The Registrant believes that a discussion of the assumed hire rate payable under the PGN FSRU Lampung time charter is not necessary to facilitate a potential investor’s understanding of the forecasts because all of the charters with respect to the vessels in the Registrant’s initial fleet are long-term charters at fixed rates and the forecasts disclose the total forecasted time charter revenues from such charters, as well as the projected time charter revenues of the vessels in the

Securities and Exchange Commission June 23, 2014 Page 4

Registrant’s joint ventures (the GDF Suez Neptune and the GDF Suez Cape Ann) separately from the time charter revenues of the PGN FSRU Lampung for the twelve months ending June 30, 2015. Please see pages 70 and 71 of the Revised Registration Statement. The Registrant believes that given the long-term, fixed rate nature of all of the charters, the most relevant revenue information to facilitate the understanding of the forecasts is the total forecasted time charter revenues as disclosed in the forecasts. Furthermore, the Registration Statement includes a summary of hire rate provisions of the time charters and presents detailed financial statements under Rule 3-09 of Regulation S-X for the Registrant’s joint ventures. In addition, note 3 to the historical combined carve-out financial statements of the Registrant’s predecessor (the “Predecessor”) discloses the Predecessor’s 50% share of the time charter revenues received for 2012 and 2013 from the GDF Suez Neptune and the GDF Suez Cape Ann separately from the time charter revenues for the PGN FSRU Lampung.

Our Fleet, page 146

6.	We note your response to our prior comments 25 and 27 and reissue. Given the size of your initial fleet, the fact that certain vessels will be operated through joint ventures and your historical results of operations which reflect predominantly construction contract revenue, please advise why understanding your current hire rates or an average of such rates and all fixed per day fees are not material to investors. Alternatively, please revise this section and the “Hire Rate” sections on pages 150 and 155 accordingly.

Response: The Registrant refers to the response to Comment 5 above. For the reasons set forth in the response to Comment 5 above, the Registrant believes that all information that is material to potential investors is set forth in the Registration Statement.

Securities and Exchange Commission June 23, 2014 Page 5

PGN FSRU Lampung Time Charter, page 154

Purchase Option, page 157

7.	We note your response to our prior comment 28 and reissue in part. Please revise to discuss in greater detail the specified purchase prices associated with the purchase option or explain why you believe this information is not material to an understanding of the potential impact of the purchase option on your business.

Response: As the Registrant noted in its response to prior comment 28, the option prices are contained in the time charter related to the PGN FSRU Lampung, which is the subject of a confidential treatment request that has been submitted to the Commission. The Registrant notes that it has no reason to believe that the exercise prices will be favorable to PGN, given the relative relationship between the discounted present value of the then remaining payments to be made by PGN under the time charter related to the vessel and the exercise prices under the option. Accordingly, the Registrant believes that it is unlikely that the purchase option will be exercised. It is the Registrant’s belief that, among other reasons, PGN entered into the option to protect its interests under the time charter, rather than with an intention to exercise the purchase option at some point. In addition, PGN has not indicated to the Registrant that it has considered, or is considering, exercising the option.

Taxation of the Partnership, page 170

8.	You state here that each of the tax discussions that follows “is the opinion” of tax counsel. Elsewhere in the section, however, you state that certain of the discussion are “based on the opinion” of tax counsel. Please revise to reconcile these inconsistencies in this section and the tax section beginning on page 234. To the extent you intend to file short-form tax opinions, the prospectus should clearly state that the tax disclosure is the opinion of tax counsel.

Response: The Registration Statement has been revised as requested. Please see pages 184, 185, 186, 245 and 246 of the Revised Registration Statement.

Securities and Exchange Commission June 23, 2014 Page 6

Norway Taxation, page 175

9.	We note your disclosure in the first paragraph that “[t]he following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Norwegian tax considerations applicable to us.” Investors are entitled to rely on the opinions as expressed. Please revise this section to remove this inappropriate disclaimer and limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19. Please also revise the United Kingdon Taxation section on page 175, the Singapore Taxation section on page 176 and the Singapore Tax Consequences section on page 235 accordingly.

Response: The Registration Statement has been revised to remove references to “[t]he following discussion is for general information purposes”. Please see pages 185, 186 and 246 of the Revised Registration Statement.

Securities and Exchange Commission June 23, 2014 Page 7

Please contact Catherine Gallagher (202.639.6544) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ CATHERINE S. GALLAGHER
Catherine S. Gallagher

cc:	Theresa Messinese (Securities and Exchange Commission)

Lyn Shenk (Securities and Exchange Commission)

Donald E. Field (Securities and Exchange Commission)

Richard Tyrrell (Höegh LNG Partners LP)

Adorys Velázquez (Vinson & Elkins L.L.P)

Joshua Davidson (Baker Botts L.L.P.)